SCHEDULE 14A
                     SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant       [   ]

Filed by a Party other than the Registrant        [ X ]

Check the appropriate box:

[X ]  Preliminary Proxy Statement

[  ]  Definitive Proxy Statement

[  ]  Definitive Additional Materials

[  ]  Soliciting Material Pursuant to Section 240.14a-11(c) or
Section 240.14a-12

Name of Registrant as Specified in Its Charter:

Price/Costco, Inc.

Name of Person(s) Filing Proxy Statement:

Price/Costco Shareholders Committee

Payment of Filing Fee (check the appropriate box)

[X ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or

     14a-6(j) (2).

[  ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).

[  ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

     1)  Title of each class of securities to which transaction applies:
  ____________________________________________________________

     2) Aggregate number of securities to which transaction applies:

 _____________________________________________________________

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:  (1)

 _____________________________________________________________

     4) Proposed maximum aggregate value of transaction:

 _____________________________________________________________

(1) Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1) Amount previously paid:

        ____________________________

     2) Form, Schedule or Registration Statement No:

       ______________________________

     3) Filing Party: _________________________

     Date Filed: _______________________________

Price/Costco Shareholders Committee
c/o Teamsters Local 542
4666 Mission Gorge Place
San Diego CA 92120
Tel. (619) 582-0542
Fax (619) 582-0059

                   PRELIMINARY PROXY STATEMENT

INDEPENDENT SHAREHOLDER SOLICITATION
AGAINST BOARD NOMINEE GALANTI AND FOR SHAREHOLDER PROPOSAL ON
INSIDER TRADING
at
ANNUAL STOCKHOLDERS MEETING of
PRICE/COSTCO, INC.
January 29, 1996
Double Tree Resort, 5401 N. Scottsdale Rd.
Scottsdale AZ 7:30pm

                         Date sent to shareholders:
                         January 28, 1996

Dear Price/Costco Shareholder:

     In the board of directors election, we urge you NOT to vote for nominee Richard Galanti. In 1995 Galanti entered into a consent decree in an SEC insider stock trading lawsuit against him.

     We urge you to vote FOR the shareholder proposal that the board not nominate anyone in the future found guilty of insider trading or bound by a consent decree concerning insider trading.

1. SHAREHOLDER PROPOSAL FOR ZERO TOLERANCE FOR INSIDER TRADING

     Please vote FOR the following recommendation concerning future elections:

RESOLVED, that shareholders recommend the Board adopt a policy for future board elections of "zero tolerance" for insider trading, under which the board will not nominate anyone for election as director who has been convicted of insider trading or entered into a consent decree with respect to insider trading.

For good reasons, it is illegal for            a public company
director or executive     who possesses material nonpublic
information about            his     company to     use that
information      buy or sell the company's stock.      In the
view of many,     , insider trading activity violates a
fundamental principle of a free market: that everyone in the market have equal access to information. Insider trading allows a person with special access to information to fleece other investors, by selling stock in advance of a public disclosure likely to depress the price, or buying it before other investors have information which will tend to increase the price.

     A person who would act this way cannot be given a position of trust. It does not matter whether the insider trading occurred in the stock of this company or another, any more than Price/Costco should hire someone who embezzled from a previous employer.

     In 1995, Price/Costco Chief Financial Officer Galanti consented to entry of a final judgment against him in an action brought by the SEC alleging that he engaged in illegal insider trading in the stock of Office Club, Inc. He was permanently enjoined from violating federal laws against insider trading. He agreed to disgorge $26,875 in insider profits, to pay a civil penalty of $26,875, and to pay interest of $10,658.

     The SEC complaint alleged that in 1990, while in possession of material non-public information about an impending merger transaction involving Office Club and Office Depot, Galanti purchased 5,000 shares of Office Club stock. Office Depot is no stranger to Costco. Carrefour was the dominant stockholder in both Office Depot and Costco until this year, when it divested its Price Costco stock. Carrefour described Office Depot and Costco as its two United States allied companies. <FN1>
At the time the trading occurred, Galanti was the chief financial officer of Costco.

             Management is         silent about whether it has
taken any actions to alter his access to inside information or to discipline him. Shareholders need to forcefully advise management this is unacceptable.

     Management's argument against this proposal is that a consent decree should not be treated the same way as a conviction, and seems to imply Galanti was innocent but entered into the decree to avoid legal expenses.

     In our view the SEC generally conducts a thorough investigation before it files an insider trading lawsuit. We feel shareholders can trust the SEC more than they can trust this board of directors to punish one of its own.

<FN1> We make no claim that Carrefour or its officials were
involved in the alleged insider trading.

     Management offers you no reason to believe that consent decrees result from the SEC filing frivolous cases and coercing innocent people into consent decrees merely because they cannot afford to litigate. Could a man in Mr. Galanti's position not afford to fight a false accusation?

     The board should not expect unfettered discretion on how to deal with inside trading simply because there is a consent decree
rather than a trial.    The Board's nominating committee has
discretion under the bylaws as to whom it will nominate for future vacancies.

     This shareholder proposal simply asks the Board to find someone to nominate new to nominate for Mr. Galanti's slot 3 years from now.

     Passage of this proposal will send a strong message to all insiders at Price/Costco (and elsewhere) that shareholders will not stand for insiders taking unfair advantage.

2.    DO NOT VOTE FOR GALANTI'S REELECTION TO THE BOARD:

     There are three board nominees up for reelection this year, all current executives: Galanti, President Jim Senegal, and Chairman Jeffrey Brotman.

     Price/Costco bought $200,528 worth of apparel in FY 1996 from a company which Galanti's sister owns and runs.

     We feel additional independence is needed on the Price/Costco board. Four of the board's nine members are current Price/Costco executives. The 5th is a retired Costco executive now employed by the company as a consultant ($174,996 in fees in 1996). The 6th owns a business which consults on the Company's employee insurance matters, receiving $990,974 in 1996. The 7th is a senior executive of the managing underwriter of the latest public offering of Company stock. That leaves only two board members with no ties to incumbent management. We believe this is too few on a 9-member board.

     We urge you to vote against Galanti. If you wish to use management's proxy card to express this view, write his name on the line next to "WITHHOLD AUTHORITY".

VOTING RIGHTS AND PROCEDURES:

     If you have already sent in the proxy card you received from the company, you can still change your vote. A proxy can be revoked at any time prior to being counted at the meeting simply by filling out a later proxy card (or by appearing at the meeting to vote, or delivering the Company secretary written notice of revocation prior to the meeting.)

     Employees owning stock through their 401K Plan have the right to instruct the plan trustee confidentially on how to vote their stock, without any fear of management finding out and retaliating. The Committee will keep all proxy cards and surveys we receive confidential (except that proxy cards from non-401K shareholders must be presented to the company's inspector of election at the meeting for counting).

     The enclosed proxy card grants no discretionary authority: if matters come before the meeting which are not set forth in the Company's proxy statement or this proxy statement (which we do not anticipate), we will not vote your shares on those matters.

     All holders of common stock as of 12/6/96 record date are entitled to vote. If you sign the enclosed card but do not direct us how to vote, we will vote FOR the shareholder proposal, vote for Brotman and Senegal, withhold authority as to
Galanti,     and abstain on all other voting matters. We
incorporate herein by reference the discussion in the Company's
   12/96     proxy statement of the election of directors, voting
requirements and outstanding securities     at pp. ____    .

OTHER ITEMS SET FOR A VOTE

     Management proposes to: (1) change the company name to Costco Companies, Inc.; (2) increase the number of shares available for issuance under the management stock option plan from 10 million to 20 million, and (3) ratify the independent auditors. We take no position on these issues. We incorporate herein by reference the discussion of these issues in
management's proxy statement     at pp. _____.

    PARTICIPANTS IN THIS     PROXY SOLICITATION

     The Committee consists currently of shareholder Joni Kahn
    (P.O. Box ____, San Diego, CA)     and Teamsters Local 542.
Ms. Kahn began acquiring Price/Costco stock in 1993 and now
beneficially owns 313 shares. She is    currently     retired


   (she was on     Local 542 staff    until 1990).     Local 542
does not own stock in its own name, but it represents about 1800
Price/Costco employees     in the San Diego area    , and
many of them have advised the Local that they     have invested
in the Company's stock through its 401K retirement plan    (the
dates and amounts of these purchases are not known to Local
542).      Other Teamster locals represent approximately 5200
Price employees who also participate in this plan.     The
Company claims that less than 10% of its California employees
have chosen to invest in Company stock.     Proxies will be
sought by mail, fax, telephone and personal interview. The cost of proxy solicitation, estimated at $2500, will be borne by Local
542. For proxy solicitation Local 542 will use regular staff, not
specially-engaged solicitors, and may be assisted by    other
West Coast     locals' staff.  These locals have collective
bargaining agreements with various    company     stores and
   have

    worked to organize others, which management resisted.


   Local 542 has no organizing campaign, strike, boycott or picketing currently underway. Some Eastern locals are in negotiations with the Company.

   No participant is (or has been)
a party to any contract arrangement or understanding with respect to any securities of the company, nor with respect to any future employment by the company, nor with respect to any further transactions to which the company may be a party.

PROPOSALS FOR FUTURE MEETINGS

     SEC Rule 14a-8 gives shareholders who have owned more than $1000 worth of the company's stock for more than one year the right to have the company's proxy statement include a shareholder proposal and supporting statement. The deadline for submitting such proposals for inclusion in the proxy statement for the 1997 annual meeting will be 9/1/97. Feel free to contact us if you would like more information about shareholder proposals.

EXECUTIVE COMPENSATION/SECURITY OWNERSHIP OF DIRECTORS AND
EXECUTIVE OFFICERS

     In 1996, CEO Senegal and Chairman Brotman each received $450,000 in cash compensation, up from $305,769 each in 1995 (they received stock options in 1995, none in 1996). CFO Galanti received $355,000 in cash compensation (up from $277,000) and 80,000 stock options (up from 20,000). We incorporate herein by reference the more complete information on these matters in the
company proxy statement     at pp. ____    .

THANK YOU FOR VOTING FOR THE SHAREHOLDER PROPOSAL AGAINST INSIDER
TRADING

PLEASE RETURN THE ENCLOSED SURVEY AND PROXY CARD TO
                    Price/Costco Shareholders Committee
                    c/o Teamsters Local 542
                    4666 Mission Gorge Place
                    San Diego CA 92120
                    Fax (619) 582-0059

PROXY
SOLICITED BY PRICE/COSTCO SHAREHOLDERS COMMITTEE for
ANNUAL SHAREHOLDERS MEETING OF
PRICE/COSTCO, INC.
January 29, 1996

     The undersigned shareholder hereby appoints Joni Kahn, Norma DeSaulnier and proxies with full power of substitution to vote for the undersigned at the Company's annual meeting, and at any adjournments thereof, on the matters set forth in the Proxy Statement. The undersigned hereby directs these proxies be voted in accordance with the instructions herein. Unless marked otherwise, this proxy will be voted FOR the shareholder proposal and not voted on any other matter.

(1) Shareholder Proposal for Zero Tolerance on Insider Trading
     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]
We recommend a vote FOR this proposal.

(2) Company Proposal to Change Name to Costco Companies, Inc.
     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]
(3) Company Proposal to Double Amount of Stock Available for
Stock Option Plan
     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]
(4) Company Proposal to Ratify Auditors
     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(5) ELECTION OF DIRECTORS:



    Nominees:
                                   FOR     WITHHOLD AUTHORITY

       Jim Senegal                [  ]    [  ]
       Jeffrey Brotman            [  ]    [  ]
       Richard Galanti            [  ]    [  ]


   FOR all nominees:                            [  ]
WITHHOLD    AUTHORITY     for all nominees      [  ]
We recommend you     withhold authority     as to Galanti.


PLEASE DATE, SIGN AND PROMPTLY MAIL.
[ADDED TO CARDS SENT TO INSTITUTIONS:] IF YOU OWN STOCK THROUGH A
STOCKBROKER OR OTHER NOMINEE, DO NOT SEND THIS CARD TO THE
COMMITTEE: INSTEAD, CONTACT YOUR BROKER OR OTHER NOMINEE (STOCK
CAN ONLY BE VOTED BY THE BROKER OR OTHER HOLDER OF RECORD ON THE
PRICE/COSTCO SHAREHOLDERS LIST).

SIGNATURE ________________________________   DATE ___________

     PERSONS SIGNING IN REPRESENTATIVE CAPACITY SHOULD INDICATE
AS SUCH. IF SHARES ARE HELD JOINTLY, BOTH OWNERS SHOULD SIGN.

PRINT NAME ________________________________

ADDRESS _____________________________________________________
___________________      ___________    __________________
ACCOUNT NO./SSN          # OF SHARES    TEL. NO./FAX NO.

SURVEY OF PRICE/COSTCO SHAREHOLDERS

     THIS IS NOT A PROXY: PLEASE RETURN IT EVEN IF YOU DO NOT
     FILL OUT A PROXY

1. Do you support the proposal asking that future board nominees not include anyone who has entered into a SEC insider trading consent decree?

          Yes  _____     No   ____  Undecided  ________

If you wish to vote on this proposal, you need to return a proxy card or vote at the meeting.

2. Do you support Mr. Galanti's candidacy for the Board of Directors?

          Yes  _____     No   ____  Undecided  ________

If you wish to vote on his candidacy, you need to return a proxy card or vote at the meeting.

3. List anything you would like management to change about
Price/Costco:
_________________________________

4. List any additional info you would like from the Committee:
_________________________________

THE FOLLOWING INFORMATION WILL BE KEPT CONFIDENTIAL:

Name __________________________________Title, if any __________

Address _______________________________________________________

Phone/Fax ________ # Shares owned  ________

Return to: Price/Costco Shareholders Committee, c/o Teamsters
Local 542, 4666 Mission Gorge Pl., San Diego CA 92120. Fax (619)
582-0059.